FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

3.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Significant QoQ increase in three segment pretax income contributed to first-half group pretax income of Y97bn

•	Retail client assets at record high of Y128.7trn; Stronger recurring revenue driven by monthly net inflows into investment trusts and discretionary investments, while brokerage commissions slowed QoQ

•	Record high Investment Management AuM on inflows and higher management fees; Strong gains from listing of investee company

•	Improvement in Wholesale performance QoQ underpinned by strongest Investment Banking 2Q revenues since FY2016/17 and solid results in Equities

•	First-half ROE of 3.8% and dividend of Y8 per share

Tokyo, October 29, 2021—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2022.

Net revenue in the second quarter was 318.9 billion yen (US$2.9 billion)1, income before income taxes was 18.5 billion yen (US$166 million), and net income attributable to Nomura Holdings shareholders was 3.2 billion yen (US$29 million).

For the six months to September, Nomura reported net revenue of 672.1 billion yen (US$6.0 billion), down 19 percent from the same period last year. Income before income taxes decreased 63 percent to 97.0 billion yen (US$870 million), and net income attributable to Nomura Holdings shareholders was 51.7 billion yen (US$464 million).

“First-half pretax income from our core businesses stood at 92.6 billion yen. Our Investment Management business gained traction in private markets, booking strong gains on the listing of an investee company. Assets under management reached a record high of 67.8 trillion yen underpinned by continued global inflows and steady growth in international and alternative assets under management,” said Nomura President and Group CEO Kentaro Okuda.

“Our Retail business delivered a resilient performance marked by record high client assets of 128.7 trillion yen and continued growth in recurring revenue assets and recurring revenue. In Wholesale, Investment Banking revenues remained strong driven by growth in our sustainability-related business and by cross-border mandates.

“We will continue to strengthen our client businesses to drive further revenue growth. We remain committed to enhancing risk management and delivering sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 111.50 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2021/22 Q2	QoQ	YoY
Net revenue	85.2	+0.2%	-8%
Income (loss) before income taxes	17.0	-11%	-26%

Retail reported net revenue of 85.2 billion yen, up 0.2 percent quarter on quarter and down 8 percent year on year. Income before income taxes was 17.0 billion yen, down 11 percent quarter on quarter and 26 percent lower year on year.

Retail net revenue was largely unchanged from the previous quarter. Although brokerage commissions from sales of stocks and investment trusts declined as retail investors adopted a wait-and-see approach, recurring revenue grew on the back of monthly net inflows into investment trusts and discretionary investments. Recurring revenue accounted for over 30 percent of the division’s revenues and 40 percent of expenses. In addition, Retail client assets hit a record high of 128.7 trillion yen.

Investment Management

(billions of yen)	FY2021/22 Q2	QoQ	YoY
Net revenue	34.3	-46%	+14%
Income (loss) before income taxes	15.0	-67%	+25%

Investment Management second quarter net revenue was 34.3 billion yen, down 46 percent quarter on quarter and up 14 percent year on year. Income before income taxes was 15 billion yen, down 67 percent quarter on quarter and 25 percent higher than the same quarter last year.

Investment gain/loss slowed in comparison to the first quarter when unrealized and realized gains were booked on an investee company listing, while a reduction in American Century Investments gain/loss also contributed to the result.

The investment advisory business saw continued inflows globally, including into the regional financial institution and bank-related investment trust business and from public pension mandates. As a result, Investment Management assets under management reached a record high of 67.8 trillion yen as of the end of September 2021, leading to higher management fees.

Wholesale

(billions of yen)	FY2021/22 Q2	QoQ	YoY
Net revenue	172.7	+30%	-22%
Income (loss) before income taxes	25.0	—	-62%

Wholesale booked net revenue of 172.7 billion yen, up 30 percent quarter on quarter and down 22 percent year on year. Income before income taxes was 25.0 billion yen, 62% lower than the same period last year.

Wholesale performance improved as an additional loss of 65.4 billion yen booked in the first quarter in relation to transactions with a US client was not present this quarter. Global Markets net revenue fell 11 percent quarter on quarter, excluding the loss arising from the transactions with the US client. This included a slowdown in Fixed Income revenues while Equities booked stronger revenues.

Investment Banking net revenue remained strong for the fourth straight quarter underpinned by robust ECM results and contributions from M&A driven by sustainability deals and cross-border mandates.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2021 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 29, 2021—Nomura Holdings, Inc. today announced that it has declared a dividend of 8 yen per share to shareholders of record as of the end of September 2021. The dividend will be paid on December 1, 2021.

Recent dividends

	Q2	Q4	Annual Dividend
FY2019/20	Y15.0	Y5.0	Y20.0
FY2020/21	Y20.0	Y15.0	Y35.0
FY2021/22	Y8.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, October 29, 2021—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from November 16, 2021, to March 31, 2022 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 80 million shares of Nomura Holdings common stock, or 2.5 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 50 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of September 30 2021, Nomura Holdings had 3,233,562,601 outstanding shares including 138,805,921 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.